1290 FUNDS

1290 Avenue of the Americas

New York, New York 10104

June 27, 2014

VIA EDGAR

Ms. Alison White

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Pre-Effective Amendment No. 1 to the Registration Statement on Form

N-1A of 1290 Funds (File Nos. 333-195390 and 811-22959)

Dear Ms. White:

In connection with the filing by 1290 Funds (“Registrant”) of Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-1A, the Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) comments by the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

1290 FUNDS

By:	/s/ Anthony Geron
Anthony Geron
Vice President and Assistant Secretary